Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

03 NOV 10 AM 7:21

LETTER FOR MAINTENANCE OF EXEMPTION

6th November 2003

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 4

[redacted]

03037222

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed is a copy of the following documents submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934;-

1. public announcement in relation to the acquisition of a new subsidiary, Sime Power Pte. Ltd - released on 5th November 2003;

2. public announcement in relation to the incorporation of a new subsidiary, Sime Darby Mitsu (Thailand) Limited - released on 5th November 2003; and

3. public announcement in relation to the voluntary deregistration of a subsidiary, Sime Darby China Resources Sdn. Bhd. - released on 6th November 2003.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

NANCY YEOH POH YEW
Group Secretary

dlw 11/10

Encl.

c.c. Mr. Andres Estay
The Bank of New York
Fax: (212) 571-3050

Ggk/fg/SC-ADR-Announcement/hd

Form Version 2.0

General Announcement

Submitted by S DARBY on 05-11-2003 05:16:46 PM
Reference No SD-031105-687D1

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SIME DARBY BERHAD**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Acquisition of new subsidiary - Sime Power Pte. Ltd.

* **Contents :-**

Sime Darby Berhad ("Sime Darby") wishes to announce that its wholly- owned subsidiary, Sime Darby Eastern Limited, had on 4th November 2003, acquired two (2) shares representing 100% of the issued and paid-up share capital of Sime Power Pte. Ltd. ("Sime Power"), a dormant company incorporated in Singapore on 29th October 2003. The principal activity of Sime Power will be investment holding.

The above acquisition is not expected to have a material effect on the earnings or net tangible assets of the Sime Darby Group for the year ending 30th June 2004. None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the said acquisition.

This announcement is dated 5th November 2003.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by S DARBY on 05-11-2003 05:16:40 PM

Reference No SD-031030-32215

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SIME DARBY BERHAD**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Incorporation of new subsidiary - Sime Darby Mitsu (Thailand) Limited

* **Contents :-**

Sime Darby Berhad ("Sime Darby") wishes to announce that a new subsidiary, Sime Darby Mitsu (Thailand) Limited ("SDMT") had been incorporated in Thailand on 16th October 2003. However, the certificate of incorporation was only available for collection from Thailand's Ministry of Commerce on 31st October 2003.

The principal activities of SDMT will be retail sale and service of Mitsubishi motor vehicles. SDMT has a registered capital of 100,000 Baht divided into 1,000 ordinary shares of 100 Baht each, out of which 993 ordinary shares representing 99.3% of its equity, are held by Sime Darby (Thailand) Limited, a wholly-owned subsidiary of Sime Darby.

The investment in SDMT is not expected to have a material effect on the earnings or net tangible assets of the Sime Darby Group for the year ending 30th June 2004. None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the said investment.

This announcement is dated 5th November 2003.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Ownership transfer to S DARBY/EDMS/KLSE on 06-11-2003 05:05:08 PM
Submitted by S DARBY on 06-11-2003 05:16:24 PM
Reference No SD-031106-4E256

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SIME DARBY BERHAD**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Voluntary deregistration of a subsidiary - Sime Darby China Resources Sdn. Bhd.

* **Contents :-**

Sime Darby Berhad ("Sime Darby") wishes to announce that its wholly- owned subsidiary, Sime Darby China Resources Sdn. Bhd. ("SDCR"), has received notification from the Companies Commission of Malaysia ("CCM") on 5th November 2003 that its name has been struck- off the CCM's register of companies.

SDCR, which was involved in the provision of general services and the business of a commission agent, ceased its business operations in 1995.

The deregistration of SDCR is not expected to have a material effect on the earnings or net tangible assets of the Sime Darby Group for the year ending 30th June 2004. None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the said deregistration.

This announcement is dated 6th November 2003.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: